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                               January 13, 2022

       Mark Douglas
       Chief Executive Officer
       MNTN Digital, Inc.
       201 W. 5th Street, 11th Floor
       Austin, TX 78701

                                                        Re: MNTN Digital, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
17, 2021
                                                            CIK No. 0001891027

       Dear Mr. Douglas:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted December 17, 2021

       Market and Industry Data, page iv

   1. Please revise to clarify whether you commissioned any of the third-party data identified throughout the
prospectus. To the extent you commissioned any such data, disclose the identity of these
third-parties, and provide the consent of the third-party in accordance with Rule 436 and
Section 7 of the Securities Act.
       Prospectus Summary, page 1

   2. Please balance the information in this section by also discussing your historical losses, your accumulated
deficit, your indebtedness, and the amounts drawn on your credit facilities as of a
recent date. Please also discuss your historical losses, if applicable. We
 Mark Douglas
FirstName  LastNameMark Douglas
MNTN Digital,  Inc.
Comapany
January 13,NameMNTN
            2022       Digital, Inc.
January
Page 2 13, 2022 Page 2
FirstName LastName
         note on page F-7 that the company has historically incurred losses from operations and has an accumulated deficit as of December 31, 2020.
3. Both here and in the "Business" section, please expand the discussion of your business model to disclose the types of entities that comprise your clients, to identify from whom you collect your revenues, to explain how you purchase advertising. Please also discuss how clients are invoiced (e.g., fixed fee, % of advertising, etc.). In addition, please disclose that you rely on technological intermediaries to purchase advertising on your behalf, and that Roku is one of your largest suppliers, that a limited number of large clients account for a significant portion of your revenue, and that almost all of your clients are not subject to committed contracts with you. We note these disclosures in your risk factors. In addition, we note on page F-8 that as of December 31, 2020, one supplier accounted for more than 98% of consolidated accounts payable. Please identify this supplier and add appropriate risk factor disclosure.
4. Please disclose here that there will be a concentration of ownership post-offering that will limit the ability of prospective investors in this offering to influence the company and its corporate decision-making.
Overview, page 1

5.       Please disclose your source(s) for the following statements:
                By the end of 2021, digital performance marketing spend in the United States in expected to reach $165 billion;
                   brand marketers are expected to spend $66 billion on traditional TV advertising in
             2021.
                Since 2017, annual advertising spend on CTV has grown from $2.6 billion to an estimated $14 billion in 2021.
6. Please disclose the basis for your belief in the third paragraph on page 2 that you are the first mover in the PTV market.
7.       We note your statement on page 2 that    Our focus on building a
leading PTV platform has
         contributed to our rapid growth and strong profitability;    however
we note that your net
         income is not disclosed in this paragraph and page F-7 discloses that the company has historically incurred losses from operations. Please revise to provide the basis of your
         statement regarding your    strong profitability.
Our Comprehensive Solution Serves Emerging and Large Brands, page 5

8.       Please expand your disclosure to explain what is meant by    the 17.3
billion transactions
         that we process on average each day.
Acquisitions, page 6

9. Please expand your discussion to provide your basis for the statement Our team has a track record of successful M&A.
 Mark Douglas
FirstName  LastNameMark Douglas
MNTN Digital,  Inc.
Comapany
January 13,NameMNTN
            2022       Digital, Inc.
January
Page 3 13, 2022 Page 3
FirstName LastName
Summary Historical Consolidated Financial and Other Data
Key Non-GAAP Financial Measures, page 11

10. We refer you to your presentation of Adjusted EBITDA margin on page 11 and your presentation of non-GAAP Financial Measures on page 60. When you disclose a non-
         GAAP measure please provide the comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the
         Staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.
         Please revise your disclosure accordingly or explain how your presentation is consistent with the guidance.
Risk Factors
Our revenue and results of operations are highly dependent on the growth and expansion of
CTV..., page 14

11. We note your disclosure in the last paragraph on page 14 that Roku, Inc. is one of your largest suppliers of ad inventory and holds a significant portion of the ad inventory in the
         CTV ad space. Please disclose whether you have any agreements with Roku and, if so, disclose the material terms of the agreement and file it as an exhibit to the registration statement or tell us why you believe you are not required to do so. In addition, please revise the header to include your reliance on Roku as a supplier.
If we fail to attract new clients..., page 15

12. Please revise the header of this risk factor to include that a limited number of clients account for a significant portion of your revenue.
We are subject to laws, regulations and industry requirements related to data privacy..., page 20

13. Where you discuss regulations applicable to your business throughout this section, please affirmatively state whether you are in compliance with the relevant regulations, and if not, the consequences or potential consequences to your business, and how you intend to remediate non-compliance, if any.
We rely on technological intermediaries to purchase advertising on behalf of clients..., page 28

14. Please expand to discuss your experience of being unable to collect invoiced amounts from your clients. In this regard, we note on page F-9 that as of December 31, 2020, your allowance for bad debts was $728,000.
15. We note that you intend to transition to a new technological intermediary that will serve as your demand side platform. Please disclose your timeline for this transition and disclose whether you are reliant on any particular intermediary. In addition, please disclose your timeline for transitioning to a new demand-side platform as disclosed in the last paragraph under this heading.
 Mark Douglas
FirstName  LastNameMark Douglas
MNTN Digital,  Inc.
Comapany
January 13,NameMNTN
            2022       Digital, Inc.
January
Page 4 13, 2022 Page 4
FirstName LastName
We may rely on licenses to use the intellectual property rights of third parties..., page 34

16. Please disclose if you materially rely on any license agreements. If so, please disclose the entities with whom you have these licenses and the material terms of the agreements.
Our Post-IPO Certificate of Incorporation will provide that the Court of Chancery of the State of
Delaware..., page 44

17. Regarding the provision in your Post-IPO Certificate of Incorporation that will provide that the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive form for the resolution of any compliant asserting a cause of action arising under the Securities Act, please disclose (1) that there is uncertainty as to whether a court would enforce such provision and (2) that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please provide similar provisions on pages 107-108. Management's Discussion and Anlysis of Financial Condition and Results of Operations
Factors Affecting Our Performance, page 59

18. We note the ability to acquire new clients and to increase sales to existing clients are important to your success. Please explain if you use any metrics to monitor the number of new clients, the number of existing clients, retention rate and client spend and your consideration of disclosing these metrics. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-10751.
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-11

19. With a view towards understanding your business model, please explain how you generate revenue from platform fees. For example, explain whether your revenue streams consist of a variable fee, a flat fee or both. In this regard, we note your disclosure here that you charge clients a fee based on the level of usage and on page 5 your disclosure references a
         newly launched    subscription    solution, Creative-as-a-Subscription
(CaaS). If you have
         more than one type of fee structure please explain your consideration of revising your disclosure to distinguish between them qualitatively and quantitatively.
Notes to Consolidated Financial Statements
3. Net Income Per Share Attributable to Common Stockholders, page F-14

20. Given the significance of net income attributable to participating securities to net income, please revise to describe the participating securities and consider revising the statement of income to include net income attributed to common shareholders.
14. Subsequent Events, page F-26

21. We note that you have not provided financial statements or pro forma financial
 Mark Douglas
MNTN Digital, Inc.
January 13, 2022
Page 5
         information for your acquisitions of Maximum Effort and QuickFrame. Please provide us with the significance tests you performed to determine that this information was not required under Rule 3- 05 and Article 11 of Regulation S-X.
General

22. In an appropriate place in the prospectus, please disclose your recent agreement to acquire
         QuickFrame, including all material terms of the agreement. We note your disclosure on pages F-26 and F-27. Please file the agreement as an exhibit to the registration statement or tell us why you believe you are not required to do so.
23. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
       You may contact Scott Stringer at 202-551-3272 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacey K. Peikin at 202-551-6223 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameMark Douglas                                 Sincerely,
Comapany NameMNTN Digital, Inc.
                                                               Division of
Corporation Finance
January 13, 2022 Page 5                                        Office of Trade
& Services
FirstName LastName